[LOGO]

Exhibit 4.2.2

AMENDED AND RESTATED LOAN AGREEMENT

    THIS AMENDED AND RESTATED LOAN AGREEMENT ("Agreement") is made and entered into as of July 7, 2000 by and between ARDEN GROUP, INC. a Delaware Corporation ("Borrower") and UNION BANK OF CALIFORNIA, N.A., ("Bank"). This Agreement amends and restates in its entirety that certain Loan Agreement dated December 23, 1993 and all its amendments including that certain First Amendment dated October 31, 1994, and that certain Second Amendment dated December 20, 1995, and that certain Third Amendment dated December 18, 1996 and that certain Fourth Amendment dated January 13, 1997 and that certain Fifth Amendment dated April 30, 1998 (collectively the "Old Agreement") between Bank and Borrower.

  SECTION 1. THE LOAN

          1.1.1  The Revolving Loan.  Bank will loan to Borrower an amount not to exceed Five Million Dollars ($5,000,000) outstanding in the aggregate at any one time (the "Revolving Loan"). Borrower may borrow, repay and reborrow all or part of the Revolving Loan in accordance with the terms of the Revolving Note. All borrowings of the Revolving Loan must be made on or before July 31, 2002 at which time all unpaid principal and interest of the Revolving Loan shall be due and payable. The Revolving Loan shall be evidenced by a promissory note (the "Revolving Note") on the standard form used by Bank for commercial loans. Bank shall enter each amount borrowed and repaid in Bank's records and such entries shall be deemed to be the amount of the Revolving Loan outstanding absent any manifest errors. Omission of Bank to make any such entries shall not discharge Borrower of its obligation to repay in full with interest all amounts borrowed.

            1.1.1.2  The Standby L/C Sublimit.  As a sublimit to the Revolving Loan, Bank shall issue, for the account of Borrower, one or more irrevocable, standby letters of credit (individually, an "L/C" and collectively, the "L/Cs"). All such standby L/Cs shall be drawn on such terms and conditions as are acceptable to Bank. The aggregate amount available to be drawn under all outstanding L/Cs and the aggregate amount of unpaid reimbursement obligations under drawn L/Cs shall not exceed Five Million Dollars ($5,000,000) and shall reduce, dollar for dollar, the maximum amount available under the Revolving Loan. No standby L/C shall have an expiry date more than twelve (12) months from its date of issuance and each L/C shall be governed by the terms of (and Borrower agrees to execute) Bank's standard form for standby L/C applications and reimbursement agreements. No L/C shall expire after July 31, 2003.

          1.1.2  Term Loans.  Bank previously made three term loans ("Term Loans") to Borrower, with maturity dates of December 27, 2000, December 31, 2002, and November 1, 2004. The current outstanding principal amount of the December 27, 2000 Term Loan is Two Hundred Seventy Five Thousand Dollars and Eighteen Cents ($275,000.18). The current outstanding principal amount of the December 31, 2002 Term Loan is One Million Two Hundred Ninety-One Thousand Six Hundred Sixty-Six Dollars and Fifty-Seven Cents ($1,291,666.57). The current outstanding principal amount of the November 1, 2004 Term Loan is Four Million One Hundred Ninety-Five Thousand Eighth Hundred Thirty-Three Dollars and Thirty Eight Cents ($4,195,833.38). Each of

      these Term Loans are evidenced by an individual promissory note ("Term Note") on the standard form used by Bank for commercial loans. In the event of a prepayment of principal and any resulting fees, any prepaid amounts shall be applied to the scheduled principal payments in the reverse order of their maturity.

        1.2  Terminology.

    As used herein the word "Loan" shall mean, collectively, all the credit facilities described above.

    As used herein the word "Note" shall mean, collectively, all the promissory notes described above.

    As used herein, the words "Loan Documents" shall mean all documents executed in connection with this Agreement.

        1.3  Purpose of Loan.  The proceeds of the Revolving Loan shall be used for working capital or other internal business needs while the proceeds of the Term Loans were used for fixture financing, equipment purchases and leasehold improvements.

        1.4  Interest.  The unpaid principal balance of the Revolving Loan and Term Loans shall bear interest at the rate or rates provided in the Revolving Note and the Equipment Notes selected by Borrower. The Revolving Loan may be prepaid in full or in part only in accordance with the terms of the Revolving Note and any such prepayment under the Equipment Notes shall be subject to the prepayment fee provided for therein.

        1.5  Documentation Fee.  The borrower will pay a documentation fee of $1,000.

        1.6  Balances.  Borrower shall maintain significant depository accounts with Bank until the Note and all sums payable pursuant to this Agreement have been paid in full.

        1.7  Disbursement.  Upon execution hereof, Bank shall disburse the proceeds of the Loan as provided in Bank's standard form Authorization executed by Borrower.

        1.8  Controlling Document.  In the event of any inconsistency between the terms of this Agreement and any Note or any of the other Loan Documents, the terms of such Note or other Loan Documents will prevail over the terms of this Agreement.

  SECTION 2. CONDITIONS PRECEDENT

    Bank shall not be obligated to disburse all or any portion of the proceeds of the Loan unless at or prior to the time for the making of such disbursement, the following conditions have been fulfilled to Bank's satisfaction:

        2.1  Compliance.  Borrower shall have performed and complied with all terms and conditions required by this Agreement to be performed or complied with by it prior to or at the date of the making of such disbursement and shall have executed and delivered to Bank the Note and other documents deemed necessary by Bank.

        2.2  Guaranties.  AMG Holding, Inc., a Virginia Corporation, Arden-Mayfair, Inc., a Delaware Corporation, and Gelson's Markets, a California Corporation ("Guarantors") shall have executed and delivered to Bank in a form and amount satisfactory to Bank.

        2.3  Borrowing Resolution.  Borrower shall have provided Bank with certified copies of resolutions duly adopted by the Board of Directors of Borrower, authorizing this Agreement and the Loan Documents. Such resolutions shall also designate the persons who are authorized to act on Borrower's behalf in connection with this Agreement and to do the things required of Borrower pursuant to this Agreement.

        2.4  Continuing Compliance.  At the time any disbursement is to be made, there shall not exist any event, condition or act which constitutes an event of default under Section 6 hereof or any event, condition or act which with notice, lapse of time or both would constitute such event of default; nor shall there be any such event, condition, or act immediately after the disbursement were it to be made.

  SECTION 3. REPRESENTATIONS AND WARRANTIES

    Borrower represents and warrants that:

        3.1  Business Activity.  The Borrower is engaged primarily in the operation of retail supermarkets through its indirect subsidiary, Gelson's Markets.

        3.2  Affiliates and Subsidiaries.  Borrower's affiliates and subsidiaries (those entities in which Borrower has either a controlling interest or at least a 25% ownership interest) and their addresses, and the names of Borrower's principal shareholders, are as provided on a schedule delivered to Bank on or before the date of this Agreement.

        3.3  Authority to Borrow.  The execution, delivery and performance of this Agreement, the Note and all other agreements and instruments required by Bank in connection with the Loan are not in contravention of any of the terms of any indenture, agreement or undertaking to which Borrower is a party or by which it or any of its property is bound or affected.

        3.4  Financial Statements.  The financial statements of Borrower, including both a balance sheet at December 31, 1999, together with supporting schedules, and an income statement for the twelve (12) months ended December 31, 1999, have heretofore been furnished to Bank, and are true and complete in all material respects and fairly represent the financial condition of Borrower during the period covered thereby. Since December 31, 1999, there has been no material adverse change in the financial condition or operations of Borrower.

        3.5  Title.  Except for assets which may have been disposed of in the ordinary course of business, Borrower has good and marketable title to all of the property reflected in its financial statements delivered to Bank and to all property acquired by Borrower since the date of said financial statements, free and clear of all liens, encumbrances, security interests and adverse claims except those specifically referred to in said financial statements.

        3.6  Litigation.  There is no litigation or proceeding pending or threatened against Borrower or any of its property which is reasonably likely to affect the financial condition, property or business of Borrower in a materially adverse manner or result in liability in excess of Borrower's insurance coverage.

        3.7  Default.  Borrower is not now in default in the payment of any of its material obligations, and there exists no event, condition or act which constitutes an event of default under Section 6 hereof and no condition, event or act which with notice or lapse of time, or both, would constitute an event of default.

        3.8  Organization.  Borrower is duly organized and existing under the laws of the state of its organization, and has the power and authority to carry on the business in which it is engaged and/or proposes to engage.

        3.9  Power.  Borrower has the power and authority to enter into this Agreement and to execute and deliver the Note and all of the other Loan Documents.

        3.10  Authorization.  This Agreement and all things required by this Agreement have been duly authorized by all requisite action of Borrower.

        3.11  Qualification.  Borrower is duly qualified and in good standing in any jurisdiction where such qualification is required.

        3.12  Compliance With Laws.  Borrower is not in violation with respect to any applicable laws, rules, ordinances or regulations which materially affect the operations or financial condition of Borrower.

        3.13  ERISA.  Any defined benefit pension plans as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), of Borrower meet, as of the date hereof, the minimum funding standards of Section 302 of ERISA, and no Reportable Event or Prohibited Transaction as defined in ERISA has occurred with respect to any such plan.

        3.14  Regulation U.  No action has been taken or is currently planned by Borrower, or any agent acting on its behalf, which would cause this Agreement or the Note to violate Regulation U or any other regulation of the Board of Governors of the Federal Reserve System or to violate the Securities and Exchange Act of 1934, in each case as in effect now or as the same may hereafter be in effect. Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock as one of its important activities and none of the proceeds of the Loan will be used directly or indirectly for such purpose.

        3.15  Continuing Representations.  These representations shall be considered to have been made again at and as of the date of each disbursement of the Loan and shall be true and correct as of such date or dates.

  SECTION 4. AFFIRMATIVE COVENANTS

    Until the Note and all sums payable pursuant to this Agreement or any other of the Loan Documents have been paid in full, unless Bank waives compliance in writing, Borrower agrees that:

        4.1  Use of Proceeds.  Borrower will use the proceeds of the Loan only as provided in subsection 1.3 above.

        4.2  Payment of Obligations.  Borrower will pay and discharge promptly all taxes, assessments and other governmental charges and claims levied or imposed upon it or its property, or any part thereof, provided, however, that Borrower shall have the right in good faith to contest any such taxes, assessments, charges or claims and, pending the outcome of such contest, to delay or refuse payment thereof provided that adequately funded reserves are established by it to pay and discharge any such taxes, assessments, charges and claims.

        4.3  Maintenance of Existence.  Borrower will maintain and preserve its existence and assets and all rights, franchises, licenses and other authority necessary for the conduct of its business and will maintain and preserve its property, equipment and facilities in good order, condition and repair. Bank may, at reasonable times, visit and inspect any of the properties of Borrower.

        4.4  Records.  Borrower will keep and maintain full and accurate accounts and records of its operations according to generally accepted accounting principles and will permit Bank to have access thereto, to make examination and photocopies thereof, and to make audits during regular business hours. Costs for such audits shall be paid by Borrower.

        4.5  Information Furnished.  Borrower will furnish to Bank:

          (a) Within sixty (60) days after the close of each fiscal quarter, except for the final quarter of each fiscal year, its unaudited balance sheet as of the close of such fiscal quarter, its unaudited income and expense statement with supportive schedules and statement of retained earnings for that fiscal quarter, prepared in accordance with generally accepted accounting principles;

          (b) Within One Hundred and Twenty (120) days after the close of each fiscal year, a copy of its statement of financial condition including at least its balance sheet as of the close of such fiscal year, its income and expense statement and retained earnings statement for such fiscal year, examined and prepared on an audited basis by independent certified public accountants selected by Borrower and reasonably satisfactory to Bank, in accordance with generally accepted accounting principles applied on a basis consistent with that of the previous year;

          (c) Any other financial statements and information as Bank may reasonably request from time to time;

          (d) In connection with each financial statement provided hereunder, a certification of compliance with all the covenants under this Agreement, executed by the chief financial officer of Borrower, certifying that no default has occurred and no event exists which with notice or the lapse of time, or both, would result in a default hereunder;

          (e) In connection with each fiscal year-end statement required hereunder, any management letter of Borrower's certified public accountants;

          (f)  Prompt written notice to Bank of all events of default under any of the terms or provisions of this Agreement or of any other agreement, contract, document or instrument entered, or to be entered into with Bank; and of any litigation which, if decided adversely to Borrower, would have a material adverse effect on Borrower's financial condition; and of any other matter which has resulted in, or is likely to result in, a material adverse change in its financial condition or operations; and

          (g) Prior written notice to Bank of any changes in Borrower's officers, directors, and other senior management; Borrower's name; and location of Borrower's assets, principal place of business or chief executive office.

        4.6  Current Ratio.  Borrower will at all times maintain a ratio of current assets to current liabilities of at least 1.00 to 1.00, as such terms are defined by generally accepted accounting principles.

        4.7  Tangible Net Worth.  Borrower will at all times maintain Tangible Net Worth of not less than Fifty Five Million Dollars ($55,000,000). "Tangible Net Worth" shall mean net worth increased by indebtedness of Borrower subordinated to Bank and decreased by prepaid expenses, lease deposits, liquor licenses, patents, licenses, trademarks, trade names, goodwill and other similar intangible assets, organizational expenses, and monies due from affiliates (including officers, shareholders and directors).

        4.8  Debt to Tangible Net Worth.  Borrower will at all times maintain a ratio of total liabilities to tangible net worth of not greater than 1.75 to 1.00.

        4.9  Profitability.  Borrower will maintain its net profit, after provision for income taxes, at not less than One Dollars ($ 1) for any six-month period, as reported at the end of each fiscal quarter.

        4.10  Insurance.  Borrower will keep at its expense, all of its insurable property as insured by responsible insurance companies approved by Bank at the appraised values of such property against fire and such other hazards and risks, and with such loss deductible amounts as are customarily carried by businesses with similar properties in Borrower's line of business;

    and maintain adequate public liability, business interruption, and worker's compensation insurance with responsible insurance carriers as is maintained by such businesses.

        4.11  Additional Requirements.  Borrower will promptly, upon demand by Bank, take such further action and execute all such additional documents and instruments in connection with this Agreement as Bank in its reasonable discretion deems necessary, and promptly supply Bank with such other information concerning its affairs as Bank may request from time to time.

        4.12  Litigation and Attorneys' Fees.  Borrower will pay promptly to Bank upon demand, reasonable attorneys' fees (including but not limited to the reasonable estimate of the allocated costs and expenses of in-house legal counsel and legal staff) and all costs and other expenses paid or incurred by Bank in collecting, modifying or compromising the Loan or in enforcing or exercising its rights or remedies created by, connected with or provided for in this Agreement or any of the Loan Documents, whether or not an arbitration, judicial action or other proceeding is commenced. If such proceeding is commenced, only the prevailing party shall be entitled to attorneys' fees and court costs.

        4.13  Bank Expenses.  Borrower will pay or reimburse Bank for all costs, expenses and fees incurred by Bank in preparing and documenting future amendments and modifications to this Agreement and the Loan, including but not limited to all filing and recording fees, costs of appraisals, insurance and attorneys' fees, including the reasonable estimate of the allocated costs and expenses of in-house legal counsel and legal staff.

        4.14  Reports Under Pension Plans.  Borrower will furnish to Bank, as soon as possible and in any event within 15 days after Borrower knows or has reason to know that any event or condition with respect to any defined benefit pension plans of Borrower described in Section 3 above has occurred, a statement of an authorized officer of Borrower describing such event or condition and the action, if any, which Borrower proposes to take with respect thereto.

  SECTION 5. NEGATIVE COVENANTS

    Until the Note and all other sums payable pursuant to this Agreement or any other of the Loan Documents have been paid in full, unless Bank waives compliance in writing, Borrower agrees that:

        5.1  Encumbrances and Liens.  Except to the extent set forth in the next sentence, Borrower will not create, assume or suffer to exist any mortgage, pledge, security interest, encumbrance, or lien (other than for taxes not delinquent and for taxes and other items being contested in good faith) on property of any kind, whether real, personal or mixed, now owned or hereafter acquired, or upon the income or profits thereof, except to Bank and except for minor encumbrances and easements on real property which do not affect its market value, and except for existing liens on Borrower's personal property and future purchase money security interests encumbering only the personal property purchased. All of such permitted property liens shall not exceed, in the aggregate, Ten Million Dollars ($10,000,000) at any time.

        5.2  Borrowings.  Borrower will not sell, discount or otherwise transfer any account receivable or any note, draft or other evidence of indebtedness, except to Bank or except to a financial institution at face value for deposit or collection purposes only and without any fee other than fees normally charged by the financial institution for deposit or collection services. Borrower will not borrow any money, become contingently liable to borrow money, nor enter any agreement to directly or indirectly obtain borrowed money, except (a) pursuant to agreements made with Bank; (b) an unsecured line of credit with City National Bank which is not to exceed Three Million Dollars ($3,000,000); and (c) other Encumbrances and Liens as referenced in Section 5.1.

        5.3  Sale of Assets, Liquidation or Merger.  Borrower will neither liquidate nor dissolve nor enter into any consolidation, merger, partnership or other combination, nor convey, nor sell, nor lease all or the greater part of its assets or business, nor purchase or lease all or the greater part of the assets or business of another that, in any of the above circumstances, would materially affect its ability to repay the Revolving Loan.

        5.4  Loans, Advances and Guaranties.  Borrower will not, except in the ordinary course of business as currently conducted, make any loans or advances, become a guarantor or surety, pledge its credit or properties in any manner or extend credit that, in the aggregate, exceeds Ten Million Dollars ($10,000,000) at any time.

  SECTION 6. EVENTS OF DEFAULT

    The occurrence of any of the following events ("Events of Default") shall terminate any obligation on the part of Bank to make or continue the Loan and automatically, unless otherwise provided under the Note, shall make all sums of interest and principal and any other amounts owing under the Loan immediately due and payable, without notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor, or any other notices or demands:

        6.1 Borrower shall default in the due and punctual payment of the principal of or the interest on the Note or any of the other Loan Documents; or

        6.2 Any default shall occur under the Note; or

        6.3 Borrower shall default in the due performance or observance of any covenant or condition of the Loan Documents; or

        6.4 Any guaranty or subordination agreement required hereunder is breached or becomes ineffective, or any Guarantor or subordinating creditor dies, disavows or attempts to revoke or terminate such guaranty or subordination agreement; or

        6.5 Any change in ownership or control which results in the aggregate ownership of voting power of less than 51% of Arden Group, Inc. by Bernard Briskin or his trust.

  SECTION 7. MISCELLANEOUS PROVISIONS

        7.1  Additional Remedies.  The rights, powers and remedies given to Bank hereunder shall be cumulative and not alternative and shall be in addition to all rights, powers and remedies given to Bank by law against Borrower or any other person, including but not limited to Bank's rights of setoff or banker's lien.

        7.2  Nonwaiver.  Any forbearance or failure or delay by Bank in exercising any right, power or remedy hereunder shall not be deemed a waiver thereof and any single or partial exercise of any right, power or remedy shall not preclude the further exercise thereof. No waiver shall be effective unless it is in writing and signed by an officer of Bank.

        7.3  Inurement.  The benefits of this Agreement shall inure to the successors and assigns of Bank and the permitted successors and assignees of Borrower, and any assignment by Borrower without Bank's consent shall be null and void.

        7.4  Applicable Law.  This Agreement and all other agreements and instruments required by Bank in connection therewith shall be governed by and construed according to the laws of the State of California.

        7.5  Severability.  Should any one or more provisions of this Agreement be determined to be illegal or unenforceable, all other provisions nevertheless shall be effective. In the event of any conflict between the provisions of this Agreement and the provisions of any note or reimbursement agreement evidencing any indebtedness hereunder, the provisions of such note or reimbursement agreement shall prevail.

        7.6  Integration Clause.  Except for documents and instruments specifically referenced herein, this Agreement constitutes the entire agreement between Bank and Borrower regarding the Loan and all prior communications verbal or written between Borrower and Bank shall be of no further effect or evidentiary value.

        7.7  Construction.  The section and subsection headings herein are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

        7.8  Amendments.  This Agreement may be amended only in writing signed by all parties hereto.

        7.9  Counterparts.  Borrower and Bank may execute one or more counterparts to this Agreement, each of which shall be deemed an original, but when together shall be one and the same instrument.

  SECTION 8. SERVICE OF NOTICES

        8.1 Any notices or other communications provided for or allowed hereunder shall be effective only when given by one of the following methods and addressed to the respective party at its address given with the signatures at the end of this Agreement and shall be considered to have been validly given: (a) upon delivery, if delivered personally; (b) upon receipt, if mailed, first class postage prepaid, with the United States Postal Service; (c) on the next business day, if sent by overnight courier service of recognized standing; and (d) upon telephoned confirmation of receipt, if telecopied.

        8.2 The addresses to which notices or demands are to be given may be changed from time to time by notice delivered as provided above.

    THIS AGREEMENT is executed on behalf of the parties by duly authorized officers as of the date first above written.

ARDEN GROUP, INC. ("BORROWER")
By:
Title:
By:
Title:
2020 South Central Avenue Compton, CA 90220 Fax (310)631-0950
UNION BANK OF CALIFORNIA, N.A. ("BANK")
By:	Gail Boyle Vice President
By:	Gregory Dubansky Credit Officer
445 South Figueroa Street, 10th Floor Los Angeles, CA 90071 Fax (310)236-7637